Exhibit 99.1

Burcon’s Peazazz Pea Protein a “Hit” at the 2013 Institute of Food Technologists Annual Meeting & Food Expo

Official Launch of Peazazz, with its Exceptional Clean Flavor and Solubility, Well Received by Food & Beverage Manufactures

Vancouver, British Columbia, July 24, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, officially launched its new Peazazz® pea protein at this year’s Institute of Food Technologists Annual Meeting and Food Expo being held last week in Chicago.

According to show organizers, the 2013 IFT Expo was one of the biggest and best in recent years, with more than 23,500 food professionals attending the meeting to learn and share the latest innovations in food science and technology.

Visitors to Burcon’s booth were able to experience first-hand Peazazz’s uniquely clean flavor characteristics and excellent solubility that allow its use in both low and neutral pH beverages as well as in a variety of other food and beverage product applications.

They discovered how the nutritional, functional and hypoallergenic characteristics of Peazazz make it an attractive protein ingredient for food or beverage companies looking to improve their product formulations.

Burcon demonstrated two products that highlight Peazazz’s unique qualities and versatility:

Peach Mango Rhythm: made from 30% real juice, with all natural flavors and containing five grams of Peazazz pea protein per 250 ml serving.

Vanilla Jazz: a neutral pH milk-style beverage with a faint hint of vanilla flavoring, fortified with vitamins and minerals and five grams of Peazazz pea protein per 250 ml serving.

“Given the tremendous positive feedback we received, we could not have asked for a better launch for Peazazz,” said Johann F. Tergesen, Burcon’s president and COO. “We clearly demonstrated that Peazazz is the next generation of plant protein ingredients.”

“We had many conference attendees who expressed strong interest in pursuing further discussions about Peazazz, ranging from food and beverage makers looking to incorporate Peazazz into their products, to potential manufacturing and marketing partners wanting to take advantage of the competitive advantages Peazazz presents,” added Tergesen. “This makes the recent completion of our Peazazz semi-works plant in Winnipeg very timely, as it allows us to soon begin shipping product development-size samples of Peazazz.”

Burcon’s new Peazazz semi-works plant was built with commercial-scale equipment in order to produce the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation.

The company’s engineers are currently completing the start-up phase of the new facility, and are optimizing its production processes. The company expects to soon begin full production of significant quantities of Peazazz for shipment under material transfer agreements (MTAs) it has signed with major food and beverage makers, industry suppliers, and potential manufacturing and sales partners.

The ability to produce Peazazz in multiple, non-consecutive batches will demonstrate how this unique protein can be reliably and economically produced. The plant will also serve as a functional model for potential manufacturing partners, and ultimately accelerate time-to-market and reduce product adoption risk.

About Peazazz Pea Protein

Peazazz pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

For more information about Peazazz, visit www.burcon.ca.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

CLARISOY is a trademark of Archer Daniels Midland Company.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Direct (604) 733-0896
Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
john@liolios.com